Filed by South Dakota Wheat Growers Association

And Heartland Producers, LLC

pursuant to Rule 425 under the

Securities Act of 1933, as amended.

Subject Company: Advanced BioEnergy, LLC

Commission File No.: 333-125335

Talking Points for Directors

HGF Cash & Equity Exchange

Advanced BioEnergy, LLC (ABE) and the Board of Directors of Dakota Fuels, Inc., the managing partner of the Heartland Grain Fuels, LP (HGF), jointly announced that the limited partners of HGF have entered into a business relationship with ABE that will allow the HGF owners to receive cash from their investment in HGF and to continue their ownership in ethanol production through ownership of ABE equity.  Under the terms of the transaction, the limited partners of HGF will receive approximately $16.8 million in cash and approximately 2,631,000 newly issued units of ABE.  In addition, HGF intends to make a special distribution to its limited partners of approximately $8.65 million.

We believe this business transaction will be good for Wheat Growers member/owners and Heartland Producers’ membership because:

Geographic diversity: By being part of ABE with ethanol production facilities in other Midwest states, risks associated with drought and marketing should be mitigated.

•                  ABE is a development-stage company specializing in ethanol production.  It is currently building a 100-million gallons per year dry mill corn-processing ethanol plant near Fairmont, Nebraska and has letters of intent to build similar plants in Indiana and Minnesota

Significant size:  By being part of a larger ethanol production company, HGF can achieve additional economies of scale that are difficult to achieve with just two plants in North-Central South Dakota

•                  With their current planned expansion ABE will be a 300+ million gallon ethanol production company.  We believe that this size and scale are necessary for long term success.

This transaction will allow Heartland Grain Fuels’ investors to maintain an investment in an ethanol production company:  HGF investors will retain their investment in an ethanol production company through the ABE units they will receive in the transaction.

The transaction will allow Heartland Grain Fuels’ investors to obtain cash from present operations:  Ethanol prices have been at historical highs and this transaction allows HGF to return cash to its investors

•                  Approximately $8.65 million of cash, will be paid by HGF as a distribution of its 2006 year-to-date earnings. Without this transaction, this payment would not be possible.

•                  In addition, the limited partners of HGF will receive approximately $16.8 million cash and approximately 2,631,000 newly issued units of ABE.

The transaction will allow HGF to maintain business relationships: HGF currently has grain origination arrangements with Wheat Growers, an ethanol marketing relationship with Aventine Renewable Energy, Inc., and DDG by-product marketing relationship with Dakotaland Feeds, LLC.  ABE has agreed to maintain these relationships after closing.